UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
Commission file number 33-14058
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Baker 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MICHAEL BAKER CORPORATION
Airside Business Park
100 Airside Drive
Moon Township, PA 15108

BAKER 401(k) PLAN
(f/k/a Michael Baker Corporation Employee Stock Ownership Plan)
Financial Statements and Additional Information
December 31, 2006 and 2005

BAKER 401(k) PLAN
Contents
December 31, 2006 and 2005

Page(s)

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5 — 10

Supplementary Financial Information

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)	11 — 12
EX-23.1
Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
Baker 401(k) Plan (f/k/a Michael Baker Corporation Employee Stock Ownership Plan)
Moon Township, Pennsylvania
We have audited the accompanying statements of net assets available for benefits of Baker 401(k) Plan (f/k/a Michael Baker Corporation Employee Stock Ownership Plan) (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 7, 2007

BAKER 401(k) PLAN
Statements of Net Assets Available for Benefits

	As of December 31,
	2006	2005

ASSETS

Investments, at fair value
Investments in common stock of Michael Baker Corporation	$33,846,228	$43,461,879
Investments in mutual funds	181,319,069	147,967,438
Participant loans (market value approximates cost)	2,401,094	2,174,181

Total investments	217,566,391	193,603,498

Total assets	217,566,391	193,603,498

LIABILITIES

Accounts payable
Excess contributions	397,653	—

Total liabilities	397,653	—

Net assets available for benefits	$217,168,738	$193,603,498

The accompanying notes are an integral part of the financial statements.

BAKER 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits

	For the years ended December 31,
	2006	2005

Additions to net assets attributed to
Investment income
Interest and dividends	$9,369,863	$4,696,239
Net appreciation in fair value of investments	6,519,272	21,750,662

Total investment income	15,889,135	26,446,901

Participant contributions	13,735,050	12,647,730
Participant rollovers	2,699,201	1,042,435
Employer contributions	5,443,016	4,837,332

Total contributions	21,877,267	18,527,497

Total additions	37,766,402	44,974,398

Deductions from net assets attributed to
Participant withdrawals	14,191,380	12,525,199
Administrative fees	9,782	19,379

Total deductions	14,201,162	12,544,578

Net increase in net assets	23,565,240	32,429,820

Net assets available for benefits, beginning of year	193,603,498	161,173,678

Net assets available for benefits, end of year	$217,168,738	$193,603,498

The accompanying notes are an integral part of the financial statements.

BAKER 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
1.    Description of the Plan
General
The following description of the Baker 401(k) Plan (f/k/a Michael Baker Corporation Employee Stock Ownership Plan) (the “Plan”) is provided for general information purposes only. The name of the Plan was changed effective January 1, 2006. Participants should refer to the Plan agreement for more complete information.
The Plan is a defined contribution plan that provides all eligible employees of Michael Baker Corporation (“the Company”) with an opportunity to accumulate additional retirement benefits as well as invest in the Company’s stock. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Part-time and temporary employees are required to work 1,000 hours before becoming eligible to join the plan.
     Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings or losses, and charged with an allocation of certain administrative fees. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
     Contributions
Participants contribute to the Plan through a Section 401(k) Employee Salary Redirection Election. During 2006 and 2005, participants were able to choose to contribute up to the lower of 75 percent of their salaries (including commissions and overtime) or the annual limitation established by the Internal Revenue Service (“IRS”). The maximum amount of a participant’s salary, which may be eligible for withholding for any Plan year, could not exceed $220,000 in 2006 or $210,000 in 2005. The Plan also allows participants to roll over funds from a previous employer’s tax-qualified plan or tax-qualified individual retirement account. All employees who are eligible to make deferred contributions under this Plan and who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions in accordance with and subject to the limitation established by the IRS.
     Company Matching Contributions
In 2006 and 2005, under provisions of the Plan, the Company made matching contributions to the participants’ accounts in the amount of 100 percent of the first 3 percent of eligible salary and 50 percent on the next 3 percent of eligible salary (including commissions but excluding overtime, except for Energy Division employees regularly scheduled to work over 40 hours per week, who are matched on overtime up to a maximum of 84 hours per biweekly pay period) contributed by each participant except for the Company’s Energy employees, for which the Company made matching contributions of 50 percent on the first 6 percent of eligible salary. The Company is not required to match contribution amounts over the 5 percent limit.
The Company’s matching contributions were invested in not less than 25 percent of the Company’s common stock in 2006 and 2005, with the remaining 75 percent invested in accordance with the participant’s investment elections for participant contributions.
The Company’s Board of Directors is authorized to make additional discretionary contributions to the Plan from time to time. No discretionary contributions were made for 2006 or 2005.

     Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. All amounts in the participants’ Plan accounts that are attributable to the transfer of funds from a previously terminated retirement plan, the rollover from a previous employer’s tax-qualified plan, and participant contributions are 100 percent vested and nonforfeitable at all times.
All of the Company’s matching and discretionary contributions will become 100 percent vested upon attainment of three years of service with the Company or earlier, upon attainment of normal retirement date, disability or death. If a participant ceases employment with the Company before attaining a vested interest in the Company’s contributions, he or she will forfeit those contributions and those contributions will be used to reduce the Company’s future matching contributions. Forfeitures of the Company’s discretionary contributions by employees ceasing employment with the Company before attaining a vested interest are reallocated to the remaining participants.
     Distributions
The Plan provides for distribution of benefits upon retirement, total and permanent disability, death, or termination of employment for any other reason. The amount of distributions that a participant, or his or her beneficiary is entitled to, is based on the vesting requirements discussed above. All distributions will be made in the form of a single, lump-sum distribution or in substantially equal annual installments over a period not exceeding ten years. For participant accounts invested in the Company’s common stock, distributions may be made in cash and/or shares of common stock, at the discretion of the participant. As a one-time option, participants may apply in writing to the administrator for a withdrawal of up to 50 percent of their vested account balance for certain limited situations qualifying as financial hardships under IRS guidelines in effect at the time of the withdrawal.
     Participant Loans
A participant may borrow money from the portion of his or her account attributable to his or her own 401(k) plan contributions. The participant is allowed one outstanding loan that may be obtained for any reason. Loan amounts shall not exceed the lesser of: (a) 50 percent of the participant’s vested account balance, including rollovers, (b) $50,000 adjusted for pre-existing loans, or (c) such amount as may be determined by the Plan administrator. All loans will be drawn against the participant’s account among the respective investment options as directed, and are secured by the assets within the participant’s accounts. Interest rates on outstanding notes receivable ranged from 5.00 percent to 10.50 percent at December 31, 2006. Principal and interest payments are paid ratably and are generally repaid by payroll deduction.
     Forfeited Accounts
At December 31, 2006 and 2005, forfeited non-vested accounts totaled zero and $8,235, respectively. Forfeited non-vested account balances are used to reduce future employer matching contributions. Also in 2006 and 2005, employer contributions were reduced by $438,311 and $716,463, respectively, as a result of forfeited non-vested accounts.
     Common Stock
The Plan enables participating employees to acquire an equity interest in the Company; as such, contributions to the Plan can be invested in the Company’s common stock. The Plan’s investment in the Company’s common stock comprised 1,494,266 shares (cost of $15,243,885) and 1,701,050 shares (cost of $15,385,782) at December 31, 2006 and 2005, respectively. Participants have the ability to divest themselves of the Company’s common stock after they are vested.
     Investment Options
Each participant may direct Fidelity Investments Institutional Services Company, Inc. (“Fidelity”) to invest certain portions of his or her account in investment funds. Investment funds available to participants are the Michael Baker Common Stock Fund (invests in common stock of the Company), the Fidelity Retirement Money Market Portfolio (primarily invests in U.S. dollar-denominated money market securities and repurchase agreements for those securities), the Managed Income Portfolio (invests in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities as further described in the prospectus), PIMCO Total Return Fund — Institutional class (invests in all types of bonds, including U.S. government, corporate, mortgage and foreign), Dodge & Cox Balanced Fund (invests in a diversified mix of common and preferred stocks and investment-grade bonds, generally rated in the top four ratings categories), T. Rowe Price Equity Income Fund (invests in at least 65% of the fund’s total assets in dividend-paying common stocks, particularly of established companies, with favorable prospects for both increasing dividends and capital appreciation), Fidelity Contrafund (invests primarily in common stocks), Spartan U.S. Equity Index Fund (invests in at least 80% of its assets in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the U.S.), Fidelity Growth Company Fund (invests primarily in common stocks), American Funds Growth Fund of America — Class R5 (invests in a diversified portfolio consisting primarily of common stocks), Franklin Small-Mid Cap Growth Fund — Advisor Class (under normal market conditions the fund will, invest at least 80% of its total asset in the equity securities of U.S. small capitalization companies and in the equity securities of U.S. mid capitalization companies), Loomis Sayles Small Cap Value Fund — Institutional Class (seeks to achieve its objective by emphasizing both undervalued securities and securities of companies with significant growth potential), American Funds New Perspective Fund — Class R5 (invests primarily in stocks of established companies located all over the world, including the United States), Fidelity International Discovery Fund (normally invests primarily in foreign securities), Fidelity Freedom Funds (Each freedom fund invests in a diversified portfolio of well-established Fidelity stock, bond, and money market mutual funds).
     Plan Administration and Fees
The Company provides certain administrative and accounting services to the Plan at no cost. In addition, the Company pays the cost of services provided to the Plan by Fidelity, legal counsel and independent registered public accounting firm. Certain reasonable distribution processing fees charged by Fidelity are deducted from the respective participant account balances.
2.    Summary of Significant Accounting Policies
Basis of Accounting
Fidelity performs the recordkeeping function for the Plan. The financial statements included herein include all required adjustments to reflect the financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
     Changes to Prior Year Financial Statements
Certain amounts in the 2005 financial statements have been reclassified to conform to 2006 presentation.
     Investments
Investments are stated at fair value based upon quoted market values. Purchases and sales of securities are recorded on a trade-date basis. The investment in the Company’s common stock is stated at publicly-traded closing market values as of December 31, 2006 and 2005. As of December 31, 2006 and 2005, the Plan’s assets comprised approximately 17 percent and 22 percent, respectively, of the Company’s shares of common stock; therefore, such valuation might be subject to significant fluctuation in the event of a substantial liquidation of such holdings by the Plan or due to other market fluctuations.
The difference between the cost and current market value of investments purchased since the beginning of the period as well as the increase in the stated market value of investments held at the beginning of the period is included in the caption, “Net appreciation in fair value of investments” in the Statements of Changes in Net Assets Available for Benefits.

     Contributions
Employee and employer contributions are recorded in the period during which the Company makes payroll deductions from Plan participants’ earnings. Discretionary contributions are accrued in the period they are earned.
     Distributions
Distributions to participants are recorded when paid.
     Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that may affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
     Concentration of Risk
Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.
3.   Investments
The following presents the fair value of investments that represent 5 percent or more of the Plan’s net assets at December 31, 2006 and 2005 respectively:

	2006	2005

Michael Baker Corporation Common Stock*	$33,845,129	$43,461,879
Fidelity International Discovery	$23,141,079	$17,023,830
Fidelity Contrafund	$21,527,399	$18,598,235
American Funds Growth of America — Class R5	$19,921,926	$16,605,072
Fidelity Growth Company	$19,662,777	$18,178,498
Dodge & Cox Balanced	$17,317,975	$14,064,839
PIMCO Total Return — Institutional Class	$11,867,193	$10,887,404

*	Includes non-participant directed investments
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $6,519,272 and $21,750,662 during 2006 and 2005, respectively. These changes are as follows:

	2006	2005

Mutual funds	$10,867,355	$10,057,261
Common stock	(4,348,083)	11,693,401

Net appreciation in fair value of investments	$6,519,272	$21,750,662

Non-participant Directed Investments
Information about the net assets and the significant components of the changes in net assets relating to investments having non-participant directed components is as follows:

Michael Baker Corporation Common stock

Net assets available for benefits as of December 31, 2005	$43,461,879
Changes in net assets:
Contributions	2,482,128
Interest	40,505
Net depreciation in fair value of investment	(4,335,952)
Benefits paid to participants	(2,598,081)
Transfers to participant-directed investments	(5,197,952)
Fees	(7,398)

Net assets available for benefits as of December 31, 2006	$33,845,129

4.    Tax Status
The Internal Revenue Service determined and informed the Company by a letter dated October 30, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.
5.    Plan Termination
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
6.    Related Party Transactions
Certain investments of the Plan are mutual funds managed by Fidelity. These transactions qualify as party-in-interest transactions.
One of the investment fund options available to employees contains the Company’s stock. As a result, transactions related to this investment fund qualify as party-in-interest transactions (Note 1).
7.   Reconciliation of Financial Statements to Schedule H Form 5500
The financial statements have been prepared using the accrual method of accounting while the Plan’s Form 5500 has been prepared on the modified cash-basis method of accounting. A reconciliation between the 2006 financial statements and Form 5500 is as follows:

2006

Net Assets:
Total net assets per Form 5500, Schedule H	$217,566,391
Less: Excess contributions payable	397,653

Net assets available for benefits per financial statements	$217,168,738

Income:
Total contributions assets per Form 5500, Schedule H	$22,274,920
Less: current year excess contributions payable	397,653

Total contributions assets per financial statements	$21,877,267

BAKER 401(k) PLAN
(f/k/a Michael Baker Corporation Employee Stock Ownership Plan)
EIN# 25-0927646 Plan # 002
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2006	Schedule I

Identity of Issuer	Description of Investment	Cost of Asset***	Current Value

Michael Baker Corporation*	Michael Baker Corporation Common Stock**	$15,243,885	$33,845,129
Fidelity Investments*	Fidelity International Discovery		$23,141,079
Fidelity Investments*	Fidelity Contrafund		$21,527,399
American Funds	American Funds Growth of America — Class R5		$19,921,926
Fidelity Investments*	Fidelity Growth Company		$19,662,777
Dodge & Cox	Dodge& Cox Balanced		$17,317,975
PIMCO Funds Distributors LLC	PIMCO Total Return — Institutional Class		$11,867,193
T. Rowe Price	T. Rowe Price Equity Income		$9,658,140
Fidelity Investments*	Fidelity Retirement Money Market		$9,360,788
Franklin Templeton Investments	Franklin Small Mid-Cap Growth Fund — Advisor Class		$8,953,801
Loomis Sayles	Loomis Sayles Small Cap Value Fund		$8,900,638
American Funds	American Funds New Perspective — Class R5		$8,482,699
Spartan	Spartan U.S. Equity Index Fund		$6,111,454
Fidelity Investments*	Fidelity Freedom Fund 2040		$2,913,412
Fidelity Investments*	Fidelity Freedom Fund 2025		$2,462,341
Fidelity Investments*	Fidelity Freedom Fund 2020		$2,387,551
Fidelity Investments*	Fidelity Freedom Fund 2035		$1,979,667
Fidelity Investments*	Fidelity Freedom Fund 2030		$1,974,214
Fidelity Investments*	Fidelity Freedom Fund 2015		$1,611,880
Fidelity Investments*	Fidelity Freedom Fund 2010		$1,580,329
Fidelity Investments*	Fidelity Managed Income Portfolio		$688,166

(Continued)
BAKER 401(k) PLAN
(f/k/a Michael Baker Corporation Employee Stock Ownership Plan)
EIN# 25-0927646 Plan # 002
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2006	Schedule I

Identity of Issuer	Description of Investment	Cost of Asset	Current Value

Fidelity Investments*	Fidelity Freedom Fund 2005		$439,599
Fidelity Investments*	Fidelity Freedom Income Fund		$130,722
Fidelity Investments*	Fidelity Freedom Fund 2050		$104,496
Fidelity Investments*	Fidelity Freedom Fund 2045		$88,648
Fidelity Investments*	Fidelity Freedom Fund 2000		$53,274
Fidelity Loans*	Participant Loans		$2,401,094

			$217,566,391

*	Party-in-interest

**	Includes non-participant directed investments

***	Disclosure of cost not required for participant directed investments

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Senior Vice President, Corporate Controller and Treasurer of Michael Baker Corporation, the plan sponsor, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BAKER 401(k) PLAN
Date: June 27, 2007	By:	/s/ Craig O. Stuver
Craig O. Stuver
Senior Vice President, Corporate Controller and Treasurer of Michael Baker Corporation, the Plan Sponsor

Exhibits Index
The following exhibit is included herewith as a part of this Report:

Exhibit No.	Description

23.1	Consent of independent registered public accounting firm.